Exhibit 99.4
April 19, 2006 Press Conference
Financial Performance of Wipro Limited for the quarter and year ended March 31, 2006
I. Statement to the Press – Azim Premji, Chairman
Good morning and thank you for making it to the press conference.
The detailed results are with you in the press docket. Let me share with you some thoughts on our performance and prospects. While the management team would be happy to answer your queries, I would like to take some time before that to share some our thoughts on our performance and prospects.
The results for 2005-06 were immensely satisfying on many fronts. During the year we made strategic acquisitions, made several organic investments for accelerating growth, drew up an aggressive Strategic Plan, added highest ever number of people to our team and streamlined our organization structure. Through all this, we delivered industry-leading Revenue growth in all our businesses, recorded strong profit growth, stabilized margins and crossed several landmarks in the process. I believe that our solid performance is yet another pointer to the resilience of our business model and, more importantly, the unflinching Spirit of Wiproites.
The results also proved yet again that to reap benefits tomorrow, you need to sow the seeds today. In the past, we invested in incubating newer services – such as Technology Infrastructure Services, Testing Services and Total Outsourcing – and in new geographies such as Europe and the Middle East. Notably, our R&D Services & Europe geo crossed mile-stone of half billion in Revenues this year. It is very heartening to note that the strong growth in our Global IT business last year was driven by areas where we have invested proactively in the past. Similarly, our investments in Innovation initiatives are beginning to pay off. Innovation initiatives contributed 5% of our Revenues for the fiscal. Many of our strategic customer wins – including some key ones in the recent quarter — were made possible because of our breadth of services and Innovation initiatives.
Similarly, in our India, Middle East and Asia Pac IT business, we delivered strong Revenue growth of 22% and Profits growth of 40% in 2005-06. But more importantly, by winning 5 Total Outsourcing contracts, we have set the platform for sustaining our high growth. The most recent win of Rs. 360 crore ($80 million) Total Outsourcing Contract from HDFC Bank is an indicator not only of India’s maturing IT market but also of Wipro’s growing competence in this unique specialized service line.
With the Strategic as well as Operational success of 2005-06 behind us, we look forward to 2006-07 and beyond with excitement and enthusiasm. The Offshore IT industry is evolving from a simple Service Provision mode to a more complex and higher Value Added Knowledge Creation mode. Delivering value to customers in the emerging scenario will require a comprehensive but tightly knit combination of Domain expertise, integrated-service offerings, innovative solutions structuring and deep technical knowledge. We have identified and rolled out initiatives in our Strategic and Operational plans in this direction. We are confident that this will be a significant differentiator for us that will enable us to continue to lead industry growth. Additionally, inorganic initiatives can help accelerate this process and supplement organic growth rate. Our experience with the acquisitions so far has been quite satisfactory. This has given us confidence to pursue this strategy more aggressively in future. We will similarly pursue strategic initiatives identified in our Strategic Plan to deliver strong growth in future in all our business.
Clearly, Wipro’s businesses are all in the sweet spot of strong growth. We have the game-plan to leverage the opportunities and realize our growth potential. At the same time, we will continue to invest to build the next set of growth engines that will help Wipro deliver sustainable and profitable growth in future too.

Thank you.
II. Presentation on Results – Suresh Senapaty, Executive Vice President, Finance & CFO
A very good morning ladies and gentlemen. Wipro highlights for the 2005-2006: Revenue increased by 30% to reach 10,626 crores; Profit after tax grew 27% to reach 2067 crores. Revenue from our combined IT business crossed two billion dollars landmark. Global IT services business grew 33%; and Wipro Infotech, the India, Middle East, and Asia Pac business, grew 22%. R&D business as well as the Europe Geo reached half a billion dollar mark in this fiscal. And employee strength reached about 53,000 crossing the 50,000 mark.
Some of the numbers which you would also have in your folders, which is revenue of Wipro grew 30%, net income 27% to 2067 crores. The segment wise results, if you look at, the results have been very good across all the businesses. Global IT services grew 33% and the profits grew 24% YoY. Wipro Infotech grew 22% in revenue and 40% in terms of PBIT, and Consumer Care and Lighting revenue grew about 27%, and profitability about 20% growth. So over the last three years, Wipro’s revenue and PAT have grown 39% and 36% respectively in CAGRs.
If you look at the quarter ended March 31, 2006, again the results have been very good. Revenue grew for Wipro Limited YOY at 35% and Quarter-on-Quarter was 13.5%. Profit after tax grew 43% YoY to 617.9 crores. Amongst the segments, if you look at Global IT services, revenue grew 41% on a YoY basis and 9.2% QoQ basis, and profits at Rs. 581 crores grew 10.4% with 30 basis points margin expansion and 40% YoY growth. Wipro Infotech revenue of Rs. 569.5 crores is a QoQ growth of 42.7% - typically we have a quarter four skew which is higher therefore compared to the December quarter; 18% is the YoY growth, but the services business has grown even faster. Profit before interest and tax QoQ growth was 50% and YoY is 36%. Consumer Care and Lighting again showed 35% YoY growth and QoQ was about 7%; and profit before interest and tax YoY growth was 21%, significantly ahead of the industry average.
Some of the highlights of our Global IT business: Revenues were at 512 million dollars which was a QoQ growth of about 8.2% and this compares with our guidance of about 510 million dollars. Operating margin expanded 30 basis points despite a 3% salary hike we gave effective January 1, 2006. Volume growth was 7.4% and realization was up by 0.6%. Significant part of the realization drop we had seen in quarter three has been regained because of the number of days of working which we had lower in quarter three versus what we had in quarter four. And the volume growth of 7.4% is very encouraging of which about 9% plus is in offshore.
Over last two quarters, we have moved the percentage of offshore work favorably by 200 basis points - in the quarter ending last quarter about 50 basis points. There was an improvement in the operation mix. We have seen about 39% volume growth YoY as compared to 7.4% for QoQ. Newer service lines now comprise 40% of our revenue and YoY basis there has been an improvement of 150 basis points. What we are saying is, more newer services that we get into — whether it is enterprise application services, total infrastructure outsourcing services, testing services — we are getting more traction there and more customers, and therefore that part of the revenue is going up faster.
Continuing the transformation, BPO business has been expanding its operating margin. Last quarter we had seen an expansion of about 150 basis points on the backdrop of about 750 basis points we had seen in the previous quarters. During the quarter, we have announced acquisition of cMango in Business Services Management under the TIS horizontal. Integration happens from quarter one 2006-2007, and we are excited about the prospects ahead.

Looking at the revenue dynamics of Global IT services, our financial solutions and combined technology business grew 64% and 42% YoY, significantly higher than the company average. Our differentiated services, if you look at testing, TIS, and package implementation again grew substantially, 89% for testing, 53% for IT infrastructure, and 35% for package implementation. Testing also if you look at a sequential growth, testing has grown 15% CQGR over the last eight quarters, and TIS has grown 11% CQGR over the last eight quarters. Europe continues to be our star growing 46% YoY. And over the last two quarters we have seen double digit sequential growth in Japan with significantly higher uptick. And we are seeing much more prospects in the similar lines going forward too.
The other aspects of the customer dynamics, we added 42 new clients in the quarter (about 171 in the last 12 months) of which about five are fortune 1000 customers. 17 new customers were in the product engineering space, and 26 customers from North America. All of you have heard about the General Motors selecting Wipro has the tier-1 vendor, the only Indian IT company. Others include a leading provider of products and services supporting the health care industry and a large multi-million dollar contract from a global Telecom Major for setting up and running their next generation CDMA lab. Also, a leading US based retailer chose Wipro for a roll-out in the package implementation space reflecting continued customer confidence in Wipro. Customers with one million dollar accounts increased from 210 in quarter three to 221 in quarter 4, up by 11. Customers with more than three-million dollar revenue has gone up from 115 to 127, again up by 12. More than 50-million dollar has increased from two to four. Therefore we are very confident and happy that with our existing customer base combined with the expansions of the service lines we are looking at, expansion in the geography lines we are looking at, and some of the acquisition we have done, in the next two to three years many of them will come out as 100 million dollar plus accounts.
Coming to Wipro Infotech. Wipro Infotech won a promising contract from HDFC Bank, which is an existing customer, but this became a total outsourcing contract. The contract is valued at Rs. 360 crores over a 10-year period. From an India deal perspective, it is very substantial. Wipro will provide comprehensive infrastructure management services starting from data center, network to end user equipments. Other notable wins for Wipro Infotech in quarter four includes an AP Government contract with respect to integrated land information system, and similarly another infrastructure management services contract from Standard Chartered Group.
Wipro Infotech was conferred “Best SAP APA Channel Partner — mySAP All-In-One Target over Achiever” award for the role in delivering quick and effective micro-vertical solutions in SME space. SME is a very big growth driver for us in Wipro Infotech. We have seen results of that in the last year, and going forward in the next three years we will see that has a growth driver. Similarly Cisco Systems awarded Wipro Infotech “Best Partner-Customer Advocacy” for the APac region.
If you look at the Wipro Consumer Care business growth for year at 27% and for the quarter at 35% YoY, it has been significantly ahead of the industry. The growth drivers continue to be Santoor, C&I in the lighting, and also the furniture business which was launched about 14 months back. We are on track in case of acquisitions that Wipro Consumer Care pursued over the last 18 months, and also looking forward to more encouraging such opportunities going forward. Similarly, some of the new products that it launched in the wellness area have been receiving good response.
The other star we have in our business portfolio is Wipro Infrastructure Engineering, we call it in short WIN. The revenue growth was outstanding at 32% significantly ahead of the industry growth; it is a record achievement and significantly higher than industry average. Initiatives on export front are bearing fruit. We have been headed there for the last three to five years, but the intensity in the last 18 months has been very good. The result has been very good, in fact we are setting up a new factory in Chennai and we expect to expand or increase the export revenue in that part of our business significantly going forward to be able to address the European and perhaps possibly looking at US market.

In summary therefore, track record of consistent growth continues. Global IT services continues to deliver broad based growth, across verticals, service lines, and geographies. Differentiated service lines continue to demonstrate significantly higher growth. The robustness of business model has been proven again – expansion of operating margin has been seen. And going forward, we will continue to look at a very narrow range of movement because any kind of an improvement we do through the levers we will want to reinvest in the business for growth. We continue to focus on inorganic growth to be able to supplement the organic growth, not to replace it. Wipro Infotech continues to innovate and lead industry growth in India gaining strong traction in other geographies. Non-IT business as we talked about whether Wipro Infrastructure Engineering or Wipro Consumer Care & Lighting are continuing to see high quality momentum in the Indian geography, and as I said in Wipro Infrastructure Engineering from an export perspective also we are seeing big traction. So, overall Wipro is well positioned to deliver strong value for its stakeholders.
Thank you, we will now go ahead with question and answers.
III. Question & Answer Session
Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President –Financial Solutions SBU
Dr A L Rao President – Product Engineering Solutions SBU and COO
Suresh Vaswani President — Wipro Infotech and Global Practices
T K Kurien President Wipro BPO SBU
Vineet Agarwal President, Consumer Care and Lighting
Correspondent
This is Chitra from Bloomberg News, just wanted to ask how is the BPO unit doing, what is the latest in terms of attrition, in terms of revenue growth, and the voice versus transaction processing, what is the latest ratio?
T. K. Kurien
Let me answer that question, the last question probably first. If you look at the business over the past couple of quarters, last quarter has been pretty good for us. We have shown a sequential growth of 8.5% from quarter three. The bigger improvement as far as we are concerned is that when we started about this journey there were two areas we focused on. One was on operational improvement and that’s really reflected in our operating margin expansion. So like Senapaty spoke about, we had 750 basis points expansion over two quarters and a 150 basis points expansion over the last quarter. So from an operational improvement perspective we are pretty much on the way.
Second question which is around the mix of voice and non voice, really the way we look at it is what is the level of integrated service that we deliver to customers rather than what we call little wedges that we sell. If you sell a wedge obviously you get commoditized, if you sell a complete service the chances of realization are significantly high. Roughly about 20% of our business has moved into complete services as of now, and you can see that in our revenue per person which has actually expanded to 1850 dollars from roughly about 1600 dollars in June last year. So that is reflected.
In terms of attrition, lots of work still to be done, but significant progress over last quarter. From the beginning of quarter till the end of quarter we have shown significant improvement month on month and we expect this year that we would continue to be in the same path into whole of this year. If you look at the transaction processing business, our attrition runs from a minimum of about 16% to a maximum of about 30% in that space, which incidentally is about 10% points lower than other people who play in transaction processing space.
Correspondent
Good morning, this is Shailendra, I am from Reuters News. I just wanted know that in the current quarter and the subsequent quarters in this year what is the likelihood that Wipro will announce larger deals, the ones that we have seen in the past quarter like HDFC Bank, are you bidding for some large contracts, what is the order pipeline looking like?
Azim Premji
We do not want to make forward-looking statements outside a specific guidance which we have given, but you can really go back into our track record of announcing large deals. We have a strong focus on the total outsourcing global deals. We have a setup in place and we are also putting up a setup in place for large applications, so it is realistic to expect that we are putting in investments which are going to give us results, and we will get the results.
Correspondent
This is Sangeetha from the Deccan Herald, my question is to Mr. Premji. You said that 5% of your revenues came from innovative initiatives. Is this only for your IT businesses or is it across the board? If so, what is your investment going to be in the next three years for this?
Azim Premji
The 5% which I was talking about is for Gobal IT business. If you were to look at our domestic IT business,it is little more than 5%, and if you take it on the aggregate of Wipro consolidated sales, it will be a little more than 5%, in terms of percentage of our revenue. Our objective is to take it to 10% of our revenue in the next three years on the revised base of what our sales will be in the year three.
Correspondent
You have a separate team that handles all this or is it..?
Azim Premji
We have two kinds of major innovation teams; one is a central team which works under our Chief Technology Officer, which today employees about 250 people, and which we are significantly ramping up in the current year. And then we have a distributed team which is working within our Centers of Excellence. The revenue which we report is a conservative calculation of the sum total of these two teams, roughly the breakup is about 60% and 40% between the first and the second, roughly. But you must look at the innovation teams which are not centers of excellence as basically teams which are building expertise, domain knowledge, sub-assembly solutions which give us significantly higher surround business within those verticals, and we do not report those surround businesses which we get as part of innovation to be conservative.
Correspondent
Hi, this is Priya from CyberMedia News. You are mentioning that you would get more aggressive on inorganic acquisitions this year as well, and also on the organic front what is the growth that you are looking for in terms of head count?
Azim Premji
We have given you guidance for Q1; we cannot give guidance for the year. All I can say is that we will grow ahead of the industry. The software industry is anticipated to grow at 25% a year over the next five years as per the McKenzie Nasscom report, and the BPO industry is expected to grow in excess of 30% a year. On a sum total, we will grow ahead of the industry going forward.
Correspondent
About the acquisitions, in what particular areas are you looking for?
Azim Premji
Our approach on acquisitions is not to just aggregate revenue, our approach on acquisitions is to bill certain geographic footprints, particularly in continental Europe where we think there is a huge potential for further growth. Our objective in acquisition is to build domain expertise, to acquire intellectual property and patents, and to basically strengthen our level of consultancy skills. So acquisitions are fairly widespread across our various verticals. As you see what we have announced over the past three months, one was in technology infrastructure services, one was in our banking area, and one acquisition was in our product engineering services business. You will continue to see a mix of acquisitions as we go forward.
Correspondent
Where will the bulk of your new employee additions be in terms of geographies, where in India will you be adding the most new employees going forward?
Azim Premji
We will be adding employees all over India. We will be adding some employees in Bangalore because our base in Bangalore is very large. We will be adding employees in Hyderabad, in Chennai, we will be adding employees in Pune, and we will be adding employees in Gurgaon and Noida, well near Noida where we have our centers. We will also add a few employees in Belapur in New Bombay. We are in the process of opening some new centers, so we will be adding employees in these new centers as and when they become functional to diversify our presence also in smaller cities, and we are aggressively going to be adding employees in smaller cities. We are adding employees also in Kolkatta, where we already have a center; we have in excess of 2000 employees in Kolkatta now. Overseas we are adding employees, but to a limited extent in China. We have two centers in China, in Beijing and Shanghai, and we will be opening a center by end of next month, end of May, in Bucharest in Romania.
Correspondent
How will your expansion plans be affected by the latest tussle going on between the Commerce Ministry and the Finance Ministry as far as SEZs are concerned?
Azim Premji
I do not think there is any tussle going on between the Finance Ministry and the Commerce Ministry, I think there were some areas where there was confusion, and it has been referred to a group of ministers which is being chaired by the Defense minister. I think they will make a conclusion on this in the next two to three weeks, and I would assume that they will make a rational decision.
Suresh Senapaty
SEZ is there to stay, it is only a function of some specific areas to be addressed, but there is a legislation already in place that has been announced both in rules as well as the act. So SEZ as a concept is there, it is only that certain issues are going to be sorted out, narrow issues going to get clarified.
Correspondent
Initially it was all about the acreage, now they are withdrawing some benefits and you are not allowed to trade in that zone, so what next?

Azim Premji No, they are not withdrawing any benefits; it is purely an issue of going in circles on acreage.
Suresh Senapaty
While trading could be an issue, so far as we are concerned we are generally not in trading, from that perspective it does not impact us.
Correspondent
Since you are talking about SEZs, we read somewhere that something has been... SEZ has been approved to Wipro, could you just tell us where and what is the acreage, because the note which came out from the Ministry there in Delhi did not clarify on what has been approved exactly, it just said SEZ to Infosys and Wipro and blah blah... so what communication have you received is what I wanted to know?
Azim Premji
We have one approved SEZ in Kolkatta, which is already operational. We have certain applications pending for SEZs in other parts of the country. It is still work in process. I think the final policy will determine what we get permission for, what we do not get permission for.
Correspondent
Another question for Mr. Senapaty. I was just looking at the other income in the fourth quarter, it seems to be quite high, so I just wanted to get some idea behind the huge amount there? And secondly, looking at the guidance you have given for global IT for the next quarter, it is a little over 4% growth, keeping that in mind I just wanted you to comment on what is the exact mood in the IT spending globally? Is this a typical first quarter low traction kind of a growth or is there something more to it in the guidance?
Suresh Senapaty
Other Income typically in the statutory accounts reflects the exchange difference and the interest income largely. Because the exchange is relating to the business income, we factor it as a part of the segment; so we will encourage you to go through our segment report to be able to encourage a good discussion. But other than that, the Other Income which is there is the surplus cash – which we have to be able to use for strategic purposes — that is put into some kind of an investment; therefore that is the interest income which has been generally stable at about Rs. 10-15 crores on a quarter to quarter basis.
The second question is with respect to guidance. Now typically Wipro in the quarter one looks at guidance of this nature, but if you look at on a YoY basis the guidance is 34%, which is similar to the performance that we have seen in the last year. But so far as the outlook is concerned, I think:
•	looking at the kind of a run rate we have got,

•	looking at the net ads that we have got in the last whole fiscal, 11000 net people in the software services,

•	the total customer add up 42 last quarter and 171 in the whole of fiscal,

•	the kind of acquisitions that we have done which is more synergistic, more to be able to build depth rather than for an uptick in the growth,

•	and similarly the kind of expansions we are having, whether it is China or Romania or certain other centers including in Japan... we are investing in the Japan development center, we are investing in a European development centers in addition to what we have, in terms of expansion of space or new areas of location.
So given all that and the tractions we have seen in various verticals and geographies and the investments we have done in the last fiscal vis-à-vis some of the growth enhancement models, we feel very optimistic about 2006-2007 and that is the confidence which makes us to say that we will grow faster than the industry.

Correspondent
Hello. Sir, there has been a strong growth in the European segment, other tech companies have also reported smart increase in revenues from Europe, is there some kind of change that is happening in that part of geography, which says that they are more amenable to outsourcing now?
Azim Premji
I think they are doing catch-up now; the penetration of global partnering in Europe, particularly outside of UK had been significantly lower than the efforts initially made by US and Canada, more importantly US. So we are finding that markets including UK, Germany, France, Scandinavian and Benelux countries are significantly more interested in global sourcing today than they were even a year back. So Europe will continue to be demonstrating better growth rates as compared to the overall average. We are even finding the same thing happening in Japan now. Japan is also now getting much stronger in terms of interests for global sourcing.
Suresh Senapaty
Just to supplement, I think in the product engineering space, Europe is a huge market in addition to Japan and US. While we are very well entrenched into United States, our penetration in Europe is not as good. So there is lot of opportunity for us, I think you have seen one acquisition we have done which will also help us getting into higher kind of footprint and getting better growths in the product engineering side of the business.
Correspondent
Mr. Premji, could you tell in the case of Infosys and Wipro how much would be the number, could you put a figure number, hiring, what it would be this year, current fiscal? You are expanding here, taking here, is there a possibility of putting a rough figure, what would be your hiring strategy in FY07?
Azim Premji
We do not give forward guidance on hiring, sorry. You will have to sit and work it out for yourself. You know the business has reasonable amount of linearity. I made a statement that we will grow ahead of industry growth rates. You can add 7 to 8% productivity improvements onto sales revenue numbers and then do your own calculation; we have given you the closing head counts.
Correspondent
What is the policy... is it because you are also having this inorganic kind of growth that you will not be able to give this figure?
Azim Premji
No, we just do not wish to give annual guidance, simple as that.
Suresh Senapaty
Also the fact is that we are saying we will grow faster than the industry and whatever is the people requirement will be a subset as opposed to trying to have that has a main goal and objective.
Correspondent
With respect to investments could you say, give a break up, what was the CapEx you have spent last year, and what it would be in this year, keeping in view your growth and expansions?
Suresh Senapaty
I think the CapEx was about 500 crores last year, and this year 2006-2007 it will be substantially higher because we have plans in terms of enhancing our development centers, investment in India as well as overseas in acquisitions and also in terms of certain training centers etc. Plus in the IT infrastructure and some of the growth related investments that we are planning, particularly in the practice segments, in the testing services, in the infrastructure support services, the investment will be fairly large compared to last year. I will not give you a specific number, but I can only tell you that it will be a significantly larger number.
Correspondent
At least in terms of percentage?
Suresh Senapaty
It will be a larger number.
Correspondent
Mr. Premji, broadly speaking for the IT industry what do you think salary increases will be like this year, not for Wipro in particular, but for the Indian IT industry as a whole?
Azim Premji
I think you can go on the basis of what some of our competitors have announced. Salary increase indicated seems to be somewhere between 12% and 14%. I would assume that the industry average will be closer to 12-13% in India.
Correspondent
Mr. Senapaty, though year on year so far as net revenue under Indian GAAP and net income under US GAAP year on year is 1% difference, whereas in the quarter four it is as much as 9%, could you explain slowly what could be the reason, 43% Q4 in Indian GAAP and I think 34%, kahan se aaya ye farak?
Suresh Senapaty
Primarily, if you look at operating margin in the global IT business, the operating margins are only 25.1% under the Indian GAAP and 24.5% on the US GAAP, so the delta is not very high... delta is about 60 basis points, and last quarter the delta was 40 basis points, quarter after quarter, that is why you see some amount of sanity in terms of the impact on the margin because of foreign exchange in our quarter to quarter results. As of March end, we have about 600 million dollars over and above what has been assigned to the closing receivables and other net assets hedged over a four to six quarters and it is primarily dollars though it has some amount of pounds and euros and in a range of 44.60 to 45.40.
Correspondent
Mr. Premji this question is for you. I just wanted to hear your comment on the ongoing debate between reservation versus meritocracy in the private institutions as well as in knowledge sector. We have never heard from you on this thing, so I am just asking you on this occasion.
Azim Premji
You know our global revenue which is primarily in US, Europe, Japan, and some parts of Middle East is close to 80% of our total revenue. We compete with the global companies primarily in the service business in terms of the mix of our consolidated revenues. Service business is highly people dependent, people make you successful or people make you less successful. We have no alternative but to hire the best talent available within India and the best talent available globally to man our positions, critical positions, non critical positions, programmer positions. We appreciate the compulsions the country is going through in terms of reservations, but I would not like to get into the controversy of trying to comment on it, but we are an organization which requires to select people on merit.
Correspondent

Mr. Premji, in your speech you mentioned about continuing to invest in building next set of growth engines. Could you just elaborate what exactly you mean by the next set of growth engines?
Azim Premji
Our service lines are our growth engines; they are growing ahead of composite Wipro Technologies, By service lines, I mean technology infrastructure business. Now with renewed focus on large total outsourcing contracts within India and globally, our testing business, our enterprise application business, our financial solutions business is growing ahead of the average, it will continue to be a major growth engine for us because we are broadening our expertise base in those areas. In terms of future growth engines, we believe Middle East offers a lot of potential and we believe continental Europe offers a lot of potential and Japan offers a lot of potential. They will typically be geographies which will be growing more than the average. We also believe that large deals which were previously globally the prerogative of the big four companies now are getting split into less large deals because the customer finds that he/she gets benefited because of that, and large deals will also provide extra turbo charge of growth to Wipro and other Indian companies.